1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

February 8, 2017

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”)
File Numbers 333-09341 and 811-07739

Dear Mr. Eskildsen:

In a January 26, 2017 telephone conversation, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Registrant’s Form N-CSR filing, as filed by the Registrant on January 9, 2017, for the fiscal year ended October 31, 2016. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

1.

Comment:        The “Statement of Assets and Liabilities” discloses that the International Equity Portfolio had a tax reclaim receivable of $10,777,954. Please explain supplementally the majority of the countries that comprised the Portfolio’s receivable for tax reclaim.

Response:        With respect to the International Equity Portfolio’s $10,777,954 in outstanding tax reclaim receivable as of October 31, 2016, approximately 80% of such receivable was comprised of amounts due from Switzerland and Germany.

2.

Comment:        The “Notes to Financial Statements” discloses that the costs incurred by the International Equity Research Portfolio “in connection with the organization and offering of shares are deferred and amortized on a straight line basis over twelve-month period from the date of commencement of operations of the Portfolio.” The Staff notes that organizational costs should be expensed as incurred and not amortized (reference: ASC 720-15-25-1 (AAG 8.25)). Please revise the disclosure accordingly in future filings, as applicable.

Response:        The Registrant confirms that, in accordance with generally accepted accounting principles, organizational costs for the International Equity Research Portfolio were expensed as incurred and prepaid offering costs were amortized on a straight line basis over the twelve-month period from the date of commencement of operations of the Portfolio. The disclosure in the “Notes to Financial Statements” regarding organizational and offering costs will be revised accordingly in future filings on Form N-CSR, as applicable.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier

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